SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 4)*



                               SHOE CARNIVAL, INC.
                               (Name of Issuer)


                   COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)


                                824889 10 9
                                (CUSIP Number)


                             DECEMBER 31, 1998
            (Date of Event Which Requires Filing of this Statement)



   Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

   [ ]  Rule 13d-1(b)
   [ ]  Rule 13d-1(c)
   [X]  Rule 13d-1(d)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

CUSIP No.  824889 10 9

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      J. Wayne Weaver

2.    Check the appropriate box if a member of a group

      [ ] a
      [X] b

3.


4.    Citizenship or Place of Organization
      United States of America

5.    Sole Voting Power

      2,000,000 shares

6.    Shared Voting Power

      833,230 shares {(1)}

7.    Sole Dispositive Power

      2,000,000 shares

8.    Shared Dispositive Power

      833,230 shares {(1)}

9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      4,833,230 shares{(1)(2)}

10.   Check box if the Aggregate Amount in Row (9) Excludes Certain Shares

11.   Percent of Class Represented by Amount in Row 9

      36.7%

12.   Type of Reporting Person

      IN



__________________

{(1) }Includes 500,000 shares held in a trust of which the reporting person is a trustee.
{(2)     }Includes 2,000,000 shares owned by Mr. Weaver's spouse.

CUSIP No.  824889 10 9

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Delores B. Weaver

2.    Check the appropriate box if a member of a group

      [ ] a
      [X] b

3.


4.    Citizenship or Place of Organization
      United States of America

5.    Sole Voting Power

      2,000,000 shares

6.    Shared Voting Power

      833,230 shares {(1)}

7.    Sole Dispositive Power

      2,000,000 shares

8.    Shared Dispositive Power

      833,230 shares {(1)}

9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      4,833,230 shares{(1)(2)}

10.   Check box if the Aggregate Amount in Row (9) Excludes Certain Shares

11.   Percent of Class Represented by Amount in Row 9

      36.7%

12.   Type of Reporting Person

      IN



__________________

(1) Includes 500,000 shares held in a trust of which the reporting person is a trustee.
(2)  Includes 2,000,000 shares owned by Mrs. Weaver's spouse.

ITEM 1(A).     NAME OF ISSUER.

               Shoe Carnival, Inc.

ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

               8233 Baumgart Road
               Evansville, Indiana 47711

ITEM 2(A).     NAME OF PERSON FILING.

               (i)   J. Wayne Weaver
               (ii)  Delores B. Weaver

ITEM 2(B).     ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE.

               (i)   J. Wayne Weaver
                     8233 Baumgart Road
                     Evansville, Indiana 47711

               (ii)  Delores B. Weaver
                     8233 Baumgart Road
                     Evansville, Indiana 47711

ITEM 2(C).     CITIZENSHIP.

               (i)   United States of America
               (ii)  United States of America

ITEM 2(D).     TITLE OF CLASS OF SECURITIES.

               Common Stock, par value $.01 per share

ITEM 2(E).     CUSIP NUMBER.

               824889 10 9

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

               (a) [ ] Broker or dealer registered under section 15 of the Act;

               (b) [ ]  Bank as defined in section 3(a)(6) of the Act;

               (c) [ ] Insurance company as defined in section 3(a)(19) of the Act;

               (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940;

               (e) [ ] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);

               (f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

               (g) [ ] A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);

               (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

               (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

               (j) [ ]  Group, in accordance with section 240.13d-
                        1(b)(1)(ii)(J).

   If this statement is filed pursuant to section 240.13d-1(c), check this box [ ].

               Not applicable.


ITEM 4.   OWNERSHIP.


ITEM 4(A).     AMOUNT BENEFICIALLY OWNED:

               (i)   J. Wayne Weaver - 4,833,230 shares{(1)(2)}
               (ii)  Delores B. Weaver - 4,833,230 shares{(2)(3)}

ITEM 4(B).     PERCENT OF CLASS:

               (i)   J. Wayne Weaver - 36.7%
               (ii)  Delores B. Weaver - 36.7%

ITEM 4(C).     NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

               (i)   sole power to vote or to direct the vote:

                     (i)   J. Wayne Weaver - 2,000,000 shares
                     (ii)  Delores B. Weaver - 2,000,000 shares

               (ii)  shared power to vote or to direct the vote:

                     (i)   J. Wayne Weaver - 833,230 shares {(2)}
                     (ii)  Delores B. Weaver - 833,230 shares {(2)}


               (iii) sole power to dispose or to direct the disposition of:

                     (i)   J. Wayne Weaver - 2,000,000 shares
                     (ii)  Delores B. Weaver - 2,000,000 shares


               (iv)  shared power to dispose or to direct the disposition of:

                     (i)   J. Wayne Weaver - 833,230 shares {(2)}
                     (ii)  Delores B. Weaver - 833,230 shares {(2)}

__________________

(1)   Includes 2,000,000 shares owned by Mr. Weaver's spouse.
(2) Includes 500,000 shares held in a trust of which the reporting person is a trustee.
(3)   Includes 2,000,000 shares owned by Mrs. Weaver's spouse.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not Applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not Applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not Applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not Applicable

ITEM 10. CERTIFICATIONS.

         Not Applicable

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 10, 1999                /S/ J. WAYNE WEAVER
                                        J. Wayne Weaver

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 10, 1999            /S/ DELORES B. WEAVER
                                    Delores B. Weaver